FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Withdrawal of Shelf Registration Statement regarding Disposal of Treasury Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 14, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Withdrawal of Shelf Registration Statement regarding Disposal of Treasury Shares

Tokyo, April 14, 2026—Nomura Holdings, Inc. (the “Company”) today announced that its Executive Management Board has determined to withdraw the shelf registration statement (the “Shelf Registration Statement”) dated May 17, 2024, as announced in the Company’s press release titled “Nomura Submits Shelf Registration Statement” dated May 17, 2024.

Furthermore, the Company has, as of today, filed an extraordinary report (the “Extraordinary Report”) with the Director-General of the Kanto Local Finance Bureau regarding the previously granted Restricted Stock Units (RSUs) based on the RSU plan (the “RSU Plan”) and Performance Share Units (PSUs) based on the PSU plan (the “PSU Plan”) (excluding RSUs and PSUs that have vested and for which shares of common stock of the Company have been delivered on or before April 13, 2026), which were the subject of the Shelf Registration Statement based on the amendments to the Cabinet Order for Enforcement of the Financial Instruments and Exchange Act of Japan and its related regulations, effective from February 2025. The withdrawal of the Shelf Registration Statement will not affect matters related to said granted RSUs and PSUs.

1.	Summary of the Withdrawn Shelf Registration Statement

1.	Submission Date of the Shelf Registration Statement	May 17, 2024
2.	Purpose of Shelf Registration	To grant RSUs based on the RSU Plan for directors, executive officers, and employees of the Company and its subsidiaries as deferred compensation using the Company’s treasury stock and to grant PSUs based on the PSU Plan for directors and executive officers of the Company as deferred compensation using the Company’s treasury stock
3.	Class of Securities to be Offered	Shares of common stock of the Company
4.	Scheduled Issue Period	For the period from the scheduled effective date of the shelf registration to the date that is two years from such scheduled effective date (From May 25, 2024 to May 24, 2026)
5.	Scheduled Issue Amount	Maximum amount shall be up to 50,000,000,000 yen.
6.	Use of Proceeds	The disposition of treasury stock concerning the shelf registration is conducted based on the RSU Plan and the PSU Plan and is not intended to raise funds.

2.	Issuance Results under the Shelf Registration Statement

Total Issuance Price: 1,470,158,179 yen

3.	Reason for Withdrawal of the Shelf Registration Statement

The Shelf Registration Statement has been withdrawn because the Extraordinary Report regarding the previously granted RSUs and PSUs, which were subject of the Shelf Registration Statement, has been filed.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.